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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	PRESS RELEASE ISSUED ON APRIL 24, 2003 (14/03)

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)
612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F    ☐            Form 40-F  ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐            No  ☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Press Release issued on April 24, 2003 (14/03)

April 24, 2003	14/03

For immediate release	Page 1 of 2

QUEBECOR WORLD INC. ANNOUNCES ISSUER BID TO REPURCHASE
UP TO 10,000,000 SUBORDINATE VOTING SHARES

Montréal, Canada — Quebecor World Inc. (NYSE, TSX: IQW) announces an offer to purchase and cancel up to 10,000,000 of its Subordinate Voting Shares for not more than CDN$27 per share and not less than CDN$24 per share. The offer, which is subject to regulatory approval, expires at midnight (Montreal time) on the evening of June 2, 2003, unless extended by the Corporation. Full particulars of the offer, including the applicable terms and conditions and the procedures for depositing shares, are set out in the issuer bid circular that will be mailed to holders of Quebecor World's Subordinate Voting Shares on or about April 28, 2003.

The Corporation is making the offer through a procedure known as a "Dutch Auction" which allows shareholders to deposit shares at a price, within the range stated above, at which they would be willing to sell some or all of their shares. Scotia Capital Inc. and its U.S. subsidiary, Scotia Capital (USA) Inc., have been retained by Quebecor World to act as dealer managers for the offer.

The actual purchase price that will be paid by the Corporation will be the price per share that will result in Quebecor World repurchasing not more than 10,000,000 Subordinate Voting Shares. Shareholders who will deposit their shares at prices equal to or lower than the Purchase Price will receive the purchase price. All shares deposited at a higher price will be returned to shareholders. Quebecor World currently has 94,530,416 Subordinate Voting Shares outstanding. The Subordinate Voting Shares are listed and posted for trading on both The Toronto Stock Exchange and the New York Exchange under the symbol "IQW".

"It is our judgement that our stock is currently undervalued, and we made the decision to reduce the number of shares outstanding because it is in the best interest of the Corporation and its shareholders", said Jean Neveu, President and Chief Executive Officer of Quebecor World Inc.

For immediate release	Page 2 of 2

Quebecor World Inc. (NYSE; TSX: IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 39,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

For further information please contact:
Jeremy Roberts Vice-President, Corporate Finance and Investor Relations Quebecor World Inc. (514) 877-5118 (800) 567-7070	Tony Ross Director, Communications Quebecor World Inc. (514) 877-5317 (800) 567-7070

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A signed original of this written statement requirement by Section 906 has been provided to Quebecor World Inc. and will be retained by Quebecor World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

QUEBECOR WORLD INC.
By:	/s/ Raynald Lecavalier
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Dated:	April 24, 2003

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QUEBECOR WORLD INC. Filed in this Form 6-K
QUEBECOR WORLD INC. ANNOUNCES ISSUER BID TO REPURCHASE UP TO 10,000,000 SUBORDINATE VOTING SHARES
SIGNATURES